Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Message from Mike George, President and CEO of QVC, Inc. to Employees of QVC, Inc. July 6, 2017

Team,

Today we’re delighted to share the news that our parent company, Liberty Interactive, has announced its plans to acquire the remaining 62% interest in HSNi. This is a milestone moment, as QVC, HSNi (HSN and Cornerstone Brands) and zulily will come together as the new QVC Group, to further our vision of creating the world’s most engaging shopping experiences — by combining the best in retail, media, and social.

Forty years ago, HSN invented home shopping, and helped grow the segment with initiatives like Shop by Remote, media integrations with leading companies like Disney, and the creation of the American Dreams TV series.  And HSNi’s Cornerstone Brands include several premiere Home and Apparel Lifestyle retailers, including Frontgate, Grandin Road, Ballard Designs, Garnet Hill, and Improvements.

Over the years, QVC and HSN have quietly admired each other’s successes and innovations. We share a common belief in our highly engaging shopping models. Together, we further our position as one of the largest digital retailers in the world.  Here’s an overview of the future QVC Group:

•                  $14 billion in revenue and $2.3 billion in adjusted [OIBDA] (QVC Group plus HSNi for LTM Q1-17)

•                  23M active customers (includes some overlap between QVC and HSN)

•                  186 million customer contacts, 2 billion website visits, and more than 320 million packages shipped annually

•                  #1 in global video commerce

•                  #3 in ecommerce in North America and #3 in mobile commerce in the US (among multi-category retailers), trailing only Amazon and Walmart

•                  ~27,000 team members in 8 countries

HSN will continue to operate as a separate brand, with its own unique identity, culture, and customer following.  However, by coming together, there is much we can accomplish together, to benefit all the QVC Group brands and our customers.

In the QVC Difference discussions we’ve been holding around the world, I’ve shared my belief that our highly differentiated shopping experience will thrive long into the future.  We can take advantage of the great disruptions across the retail industry and the rapid changes in the technology landscape to grow our business, as long as we focus on our customers, commit to our differentiators, and take risks to fuel innovation. By partnering with our new team members at HSNi, we are even better positioned to help shape this next generation of shopping.

In numerous discussions with the HSNi leadership team, including Bill Brand, Rod Little, and Judy Schmeling (who comprise the Office of the CEO), we have all found ourselves increasingly excited about the possibilities that this combination represents, including:

•                  Optimizing our five US-based networks (QVC, QVC2, Beauty iQ, HSN, HSN2) and developing complementary programming strategies;

•                  Collaborating to create best-in-class digital platforms in areas like mobile, personalization, social engagement, digital and social marketing, and emerging technologies including extending HSN’s successful Shop by Remote platform to QVC;

•                  Strengthening our partnerships with leading vendors and brands around the world as we open up new opportunities;

•                  Sharing best practices and leveraging each other’s capabilities, like HSN’s Shop by Remote or QVC’s Design and Development Services.

We’re also excited about the opportunity to take full advantage of the combined talents of our teams and create new growth and development opportunities for many, as we’ve done through our acquisition of zulily.

Finally, we will be able to operate more efficiently, by combining technology platforms where appropriate, leveraging our joint service and supply chain networks, eliminating redundant corporate and support services, and negotiating volume based discounts with our partners.  We anticipate these initiatives will contribute $75 million to $110 million in annual cost reductions within the next three to five years, which we can use to fund growth innovations, improve the value we offer our customers, and ensure we remain competitive in the rapidly changing and highly competitive retail environment.  We do expect headcount reductions as we address areas of overlap, which will likely affect both companies. We will share more information and maintain transparent communication as these plans develop.

We anticipate this deal will close before year’s end, and we’ll keep you up to date on our progress.  This kind of change can create anxiety and distraction. My ask of each of you during this transition is to stay focused on our customers.  If we do that, everything else will work out.

We’ll talk more about this exciting opportunity during a special Open Mike Live today at 10:30 am (ET). You can also read more in the Liberty Interactive press release.

Thanks for all that you do and for continuing to make our customers your number one priority. Let’s enjoy this moment and think of the possibilities that are ahead of us. Then, let’s make them happen, together.

Forward-Looking Statements

This communication includes certain forward-looking statements, including statements about the proposed acquisition of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the

realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward-looking statements speak only as of the date of this communication, and each of Liberty Interactive and QVC expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or QVC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and QVC, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and QVC and about the risks and uncertainties related to the business of each of Liberty Interactive and QVC which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872- 1000, email: ir@hsn.net.